

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Walter Scott
Chief Executive Officer
GFI Software S.A.
7A, rue Robert Stumper
L-2557 Luxembourg
Grand Duchy of Luxembourg

  **Re:**  **GFI Software S.A.**
    **Amendment No. 3 to Registration Statement on Form F-1**
    **Filed September 27, 2013**
    **File No. 333-184731**

Dear Mr. Scott:

  We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  Please note that references to prior comments refer to our letter dated September 12, 2013.

Principal shareholders, page 139

1. We note the revisions made to footnotes 1 and 2 to the table in response to prior comment 2.  Further to our prior comment, please remove the disclaimers of beneficial ownership with respect to the individuals who hold voting and/or dispositive power over the shares in question, or provide us with a legal analysis supporting your belief that these disclaimers are appropriate.  In this regard, please refer to the definition of beneficial ownership set forth in General Instruction F of Form 20-F and, with respect to the disclaimer in footnote 2 "for Section 13(d) purposes," to Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power.  Please also clarify who holds voting power with respect the shares held by entities affiliated with Bessemer Venture Partners, as the current disclosure in footnote 2 references only "[i]nvestment decisions."

Changes in registrant's certifying accountant, page 174

2. We note your response to prior comment 3.  However, it appears that you removed the majority of the disclosure regarding the dismissal of Ernst & Young Malta Limited.  Please revise your filing to include all of the information required by Item 16F of Form 20-F as it relates to your dismissal of Ernst & Young Malta Limited and your engagement of Ernst & Young Germany.  To the extent that you make changes to the

disclosure to comply with our comment, include an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in the revised disclosure.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions.  If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-mail
        Ingo Bednarz, General Counsel
        Gordon Caplan, Esq., Willkie Farr & Gallagher LLP